March 1, 2022

CORRESPONDENCE VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suying Li; Angela Lumley

Re: JOANN, Inc.

Form 10-K for Fiscal Year Ended January 30, 2021

Filed April 1, 2021,

Form 10-Q for Fiscal Quarter Ended October 30, 2021

Filed December 3, 2021

Item 2.02 Form 8-K Dated December 2, 2021

Response dated February 7, 2022

File No. 001-40204

Ladies and Gentlemen:

On behalf of JOANN, Inc., a Delaware corporation (the “Company,” “we,” us,” or “our”), set forth below is the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission communicated in its letter addressed to the Company, dated February 16, 2022.

For ease of reference, the Staff’s comment is reproduced below in italics and is followed by the Company’s response. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Company filing referenced.

Form 10-Q for Fiscal Quarter Ended October 30, 2021

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures

Adjusted EBITDA, page 16

1. We note your response to our comment. Please expand your disclosure to describe the nature of the adjustment for excess import freight costs in detail and explain how this adjustment is directly attributable to COVID-19 pandemic and is incremental to your normal operations. Please also explain how the adjusting amount was calculated. This comment also applies to the non-GAAP financial measure disclosure in your Item 2.02 Form 8-K dated December 2, 2021.

Response:

The Company acknowledges the Staff’s comment. In future filings, including in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and in any Form 8-K or other filings where Adjusted EBITDA is presented with a reconciling item for excess import freight costs, the Company intends to provide expanded disclosure in response to the Staff’s comment. An example of such expanded disclosure with respect to our Form 10-Q for the quarterly period ended October 30, 2021 (the “Form 10-Q”) is as follows (highlighted sections mark changes from the Form 10-Q:

Non-GAAP Financial Measures

Adjusted EBITDA

We present Adjusted EBITDA, which is not a recognized financial measure under GAAP, because we believe it assists investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. Management believes Adjusted EBITDA is helpful in highlighting trends in our core operating performance compared to other measures, which can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate and capital investments. We also use Adjusted EBITDA in connection with establishing discretionary annual incentive compensation; supplementing GAAP measures of performance in the evaluation of the effectiveness of our business strategies; making budgeting decisions; comparing our performance against that of other peer companies using similar measures; and because our credit facilities use measures similar to Adjusted EBITDA to measure our compliance with certain covenants.

We define Adjusted EBITDA as net income plus income tax provision, interest expense, net, debt related (gain) loss, sale leaseback gains and depreciation and amortization, as further adjusted to eliminate the impact of certain non-cash items and other items that we do not consider indicative of our ongoing operating performance, including costs related to strategic initiatives, COVID-19 costs, technology development expense, stock-based compensation expense, loss on disposal and impairment of fixed and operating lease assets, sponsor management fees and other one-time costs. Our adjustments for COVID-19 related costs include, as a separate line item, excess import freight costs. The excess import freight costs are directly attributable to surging market demand for shipping capacity as economies begin to recover from the COVID-19 pandemic, as well as actions taken by government and industry leaders designed to protect against further spread of the virus, which have disrupted the efficient operation of domestic and international supply chains. These COVID-19 related conditions have produced an imbalance of ocean freight capacity and related demand, as well as port congestion and other supply chain disruptions that are adding significant cost to the Company’s procurement of imported merchandise. These excess import freight costs include significantly higher rates paid per container to ocean carriers, as well as fees paid due to congested ports that we do not normally incur. In a normative operating environment, the Company would procure 70% to 80% of its needs for ocean freight under negotiated contract rates, with the balance procured in a brokered market, typically at no more than a 10% - 15% premium to our contract rates. Accordingly, we established a standard cost (“standard cost”) assuming those contract capacities, established rates and typical premium in the brokered market for peak volume needs not covered under our contracts. Negotiation of our current contact rates were finalized in May 2021. In the current COVID-19 impacted operating environment, our contracted capacity has consistently not been met by our carriers, and rates paid on the open market have escalated to up to an average of nearly 200% above our contract rates and in some cases over 300% greater. The amount of excess import freight costs included as an adjustment to arrive at Adjusted EBITDA is calculated by subtracting, from our actual import freight costs, our standard cost for the applicable period. We are identifying these COVID-19 related excess import freight costs as a separate line item in the table below due to their magnitude and to distinguish them from other COVID-19 related costs we have previously excluded in calculating Adjusted EBITDA.

Adjusted EBITDA has its limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include:

•
Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•
Adjusted EBITDA does not reflect changes in our cash requirements for our working capital needs;
•
Adjusted EBITDA does not reflect the interest expense and the cash requirements necessary to service interest or principal payments on our debt;
•
Adjusted EBITDA does not reflect cash requirements for replacement of assets that are being depreciated and amortized;
•
Adjusted EBITDA does not reflect non-cash compensation, which is a key element of our overall long-term compensation;
•
Adjusted EBITDA does not reflect the impact of certain cash charges or cash receipts resulting from matters we do not find indicative of our ongoing operations; and
•
other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only as supplemental information.

The following is a reconciliation of our net income to Adjusted EBITDA for the periods presented:

	Thirteen Weeks Ended		Thirty-Nine Weeks Ended
(In millions)	October 30, 2021	October 31, 2020	October 30, 2021	October 31, 2020
Net income	$22.8	$47.7	$43.1	$174.0
Income tax provision	7.0	3.0	12.3	17.6
Interest expense, net	11.8	14.0	39.8	55.0
Debt related (gain) loss (1)	—	(3.0)	3.0	(152.9)
Gain on sale leaseback (2)	—	—	(24.5)	—
Depreciation and amortization (3)	19.8	20.6	60.6	60.2
Strategic initiatives (4)	0.6	1.7	1.4	4.1
Excess import freight costs (5)	11.3	—	11.3	—
COVID-19 costs (6)	—	16.6	1.3	48.4
Technology development expense (7)	2.6	1.2	6.2	3.6
Stock-based compensation expense	0.8	0.3	2.1	1.1
(Gain) loss on disposal and impairment of fixed and operating lease assets	(0.1)	(0.2)	(0.1)	3.6
Sponsor management fee (8)	—	—	0.4	0.8
Other (9)	(4.0)	0.5	(3.3)	1.7
Adjusted EBITDA	$72.6	$102.4	$153.6	$217.2

(1)
“Debt related (gain) loss” represents losses and gains associated with debt repurchases below par and the write off of unamortized fees and original issue discount associated with debt refinancings.
(2)
“Gain on sale leaseback” represents the gain attributable to the sale leaseback of our distribution center in Opelika, Alabama.
(3)
“Depreciation and amortization” represent depreciation, amortization of intangible assets and amortization of content costs.
(4)
“Strategic initiatives” represents non-recurring costs, such as third-party consulting costs and one-time start-up costs, that are not part of our ongoing operations and are incurred to execute differentiated, project-based strategic initiatives, including costs (i) to design a new prototype and assortment optimization process for locations, (ii) related to our efforts to initially evaluate and implement opportunities to offset the significant costs incurred due to the new U.S. tariffs on merchandise produced in China, (iii) to start up a new technology product that would traditionally be incurred by our vendors, (iv) to evaluate our opportunity in new potential lines of business and (v) to analyze improved supply chain capabilities.
(5)
As discussed in greater detail above, "Excess import freight costs" represents excess inbound freight costs (compared to our standard costs based on recently negotiated carrier rates) due to increasing freight rates, in particular the significant transitory impact of constrained ocean freight capacity and incremental domestic transportation costs incurred due to unprecedented congestion in U.S. ports arising from surging market demand for shipping capacity as economies begin to recover from the COVID-19 pandemic.

(6)
“COVID-19 costs” represents premium pay for location team members, cleaning and location capacity management labor, one-time supply chain disruption costs, incremental seasonal clearance associated with location closures, donations for our mask making initiative and additional location cleaning supplies.
(7)
“Technology development expense” represents one-time IT project management and implementation expenses, such as temporary labor costs, third-party consulting fees and user fees incurred during the development period of a new software application, that are not part of our ongoing operations and are typically redundant during the initial implementation of software applications or other technology systems across different functional operations of our business before they are in productive use.
(8)
“Sponsor management fee” represents management fees paid to our sponsor, LGP (or advisory affiliates thereof), in accordance with our management services agreement. The management fee was discontinued upon the completion of our initial public offering in March 2021, as LGP no longer provides managerial services to us in any form.
(9)
“Other” represents one-time impact of severance, certain legal matters, executive leadership transition and business transition activities.

Any questions or comments with respect to this response may be communicated to the undersigned at 330-463-3478 or by email matt.susz@joann.com.

Sincerely,

/s/ Matthew B. Susz

Matthew B. Susz

Senior Vice President and Chief Financial Officer, JOANN, Inc.

cc: (via e-mail)

Wade Miquelon, President and Chief Executive Officer, JOANN Inc.

Ann Aber, Senior Vice President, General Counsel and Secretary, JOANN Inc.